

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Christiana Obiaya
Chief Financial Officer
Heliogen, Inc.
130 West Union Street
Pasadena, CA 91103

> **Re: Heliogen, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-40209**

Dear Christiana Obiaya:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation